GOVERNANCE

GROUP GOVERNANCE

OUR COMMITMENT

Sasol is committed to ensuring sustained value creation. We encourage a transparent and honest environment and align our practices with the United Nations Guiding Principles on Business and Human Rights and, as asserted in our Code of Conduct, we do business in an ethical way. Good governance is embedded in the sound judgement and good behaviour of those who are charged with ensuring the success of Sasol.

Our commitment to being a good corporate citizen and sustainably growing the business remains unwavering, driven by our Purpose 'Innovating for a better world'. We are committed to improving the social, economic and environmental wellbeing of the communities in which we operate.


SASOL CODE OF CONDUCT 2022
Values

FOCUS

Board of Directors

Our Board of Directors (the Board) focuses on ensuring that strategy, sustainability, risk and performance considerations are appropriately balanced and effectively integrated into the activities of the organisation.

During the year the Board dealt with several significant issues aligning with our Material Matters.

For more detail regarding Material Matters, refer to page.
Refer to the statement from Lead Independent Director, refer to page.

Our Material Matters

- Safety of our people
- Transforming for resilience
- Sustainably decarbonising for Future Sasol
- Environmental stewardship
- Strengthening relationships with stakeholders and regulators

Our governance structure

The Sasol Group is managed through its governance structures, which are regularly reviewed and provide for the assignment of authority while enabling the Board to retain effective control. The necessary policies and processes are in place to ensure all Group entities adhere to essential Group requirements and minimum governance standards. As a direct or indirect shareholder, Sasol Limited exercises its rights and is involved in the decision-making of its subsidiaries on significant matters. Subsidiaries have adopted the governance framework as appropriate and have aligned their Memoranda of Incorporation and Shareholder Agreements with the Group's governance framework.


SASOL LIMITED SHAREHOLDERS
SASOL LIMITED BOARD
Audit Committee
Nomination and Governance Committee
Remuneration Committee
Safety, Social and Ethics Committee
Capital Investment Committee
PRESIDENT AND CHIEF EXECUTIVE OFFICER
GROUP EXECUTIVE COMMITTEE
Capital Structuring and Allocation Committee
Disclosure Working Group
Safety Committee
Sanctions Compliance Committee
Ad hoc GEC mandating and steering committees
EXECUTIVE VICE PRESIDENTS
Subsidiaries (wholly-owned)/Operating Model Entities
Subsidiaries (wherein external shareholder) and joint venture (JV) Boards and shareholders
RISKS/OPPORTUNITIES
CONTROL/ASSURANCE
DISCLOSURES

Board compliance

We are a values-based organisation and are committed to the highest standards of business integrity and ethics in all our activities. The Board ensures that Sasol is governed effectively through ethical consciousness and conduct, in accordance with good corporate governance practice, appropriate and relevant non-binding industry rules, codes and standards and internal control systems.

- The Board is satisfied that it fulfilled all its duties and obligations in the 2024 financial year.
- The Board confirms that Sasol complies in most significant respects with the governance standards imposed on domestic United States' companies listed on the New York Stock Exchange (NYSE) and that Sasol applies all the principles of the King IVTM Report on Corporate Governance for South Africa 2016 (King IV™)*.
- The Board further confirms that the Company is in compliance with the provisions of the Companies Act 71 of 2008 as amended (the Companies Act), specifically relating to its incorporation, and is operating in conformity with its Memorandum of Incorporation.
- In the year under review, there were no material violations of any laws or regulations, nor were any material penalties or fines imposed on the Company or its Directors for contraventions of any laws or regulations.
- As a company listed on the Johannesburg Stock Exchange (JSE) and on the NYSE for purposes of our American Depositary Receipt program, Sasol is subject to, and has implemented controls to provide reasonable assurance of its compliance with all relevant requirements in respect of its listings.
- Specific areas of law have been identified as key Group legal compliance risk areas (safety, health and environmental laws, anti-bribery and anti-corruption laws, sanction laws, data privacy laws and competition law). Controls, aimed at achieving a balanced approach to compliance and to mitigate the risks in these areas have been implemented.
- The Board and its Committees continue to closely monitor the implementation of the Company's legal compliance policy and processes and improve thereon to mitigate the risk of non-compliance with the laws in the various jurisdictions in which Sasol does business.

www *A statement on Sasol's application of the principles of King IV™ is available on www.sasol.com

www For more details on the responsibilities, powers, policies and processes of the Board, its Directors and the Company's executives and other officials, refer to the Board Charter, together with the Company's Memorandum of Incorporation available on our website, www.sasol.com

Independence of our Board

In terms of our Memorandum of Incorporation, the Board shall consist of a maximum of 16 Directors. Up to five may be Executive Directors. One-third of Directors must retire at every Annual General Meeting and are eligible for re-election. The Board determined that it would comprise a maximum of 14 Directors.

Directors may serve on the Board for up to nine years, extendable annually up to a maximum of 12 years. The Board's succession plans aim to achieve an optimal balance between independence and continuity on both the Board and its Committees. Previously, it was reported that Ms Nomgando Matyumza and Mr Stephen Westwell's terms were extended following a review and confirmation of their independence. Mr Westwell retired as interim Chairman and Independent, non-Executive Director on 1 June 2024, after serving on the Board for 12 years.

Ms Matyumza will retire as independent, non-Executive Director on 8 September 2024 after serving on the Board for 10 years.

Their experience, knowledge and independent judgement significantly benefitted the Company during their tenure as Directors.

All non-Executive Directors are considered to be independent.

Sasol has a rigorous process in place to manage conflicts of interests. The Nomination and Governance Committee is also of the view that no Director is over-committed.

The Nomination and Governance Committee considers the commitments of Directors when they are first appointed, as well as annually, or at any other time when a Director's circumstances change and warrant re-evaluation. This is done to determine whether a Director has sufficient time to discharge his or her duties effectively and is free from conflicts that cannot be managed satisfactorily. Should the Nomination and Governance Committee be of the view that a Director is over-committed or has an unmanageable conflict, the Chairman will meet with that Director to discuss the resolution of the matter to the satisfaction of the Committee.

Mr Andreas Schierenbeck stepped down as non-Executive Director of Sasol Limited on 31 October 2023. His external business responsibilities required significantly more dedication and time than originally envisaged and there was a concern that some green energy sector opportunities being pursued by Sasol might have potentially placed him in conflict with Sasol's interests. Mr Sipho Nkosi also stepped down as Chairman and non-Executive Director on 10 November 2023. Mr Nkosi came to the conclusion that, while he was comfortable that he would be able to comply with the conflicts of interest requirements of the Companies Act and of the Company, he was concerned that some of his business interests may be perceived to place him in conflict with the interests of Sasol. The Board appointed Mr Stephen Westwell, who was the Lead Independent Director, as the interim Chairman of the Board with effect from 11 November 2023.

GOVERNANCE continued

GROUP GOVERNANCE continued

Our Board of Directors

Sasol's Board of Directors is responsible for strategic direction and control and brings independent, informed and effective judgement to bear on material decisions reserved for the Board.



Simon Baloyi (48)
Executive Director and President and Chief Executive Officer
(Appointed: 2024)
South African

MScEng (Chemical)
MSc (Engineering Management)
Management Programme INSEAD Business School

CIC SSEC



Manuel Cuambe (62)
Independent non-Executive Director
(Appointed: 2016)
Mozambican

BEng (Electrical)
Postgraduate Certificate in Management Studies

CIC REMCO SSEC



Tim Cumming (67)
Independent non-Executive Director
(Appointed: 2024)
South African

BSc (Hons) Engineering
BA, MA (Politics, Philosophy and Economics)

CIC REMCO SSEC



Muriel Dube (52)
Independent non-Executive Director and Lead Independent Director
(Appointed: 2018)
South African

BA (Human Sciences)
BA (Hons)(Politics)
MSc (Environmental Change and Management)
Executive Certificate: Climate Change and Development

SSEC (Chairman) AC CIC NGC



Martina Flöel (64)
Independent non-Executive Director
(Appointed: 2018)
German

MSc (Chemistry)
PhD (Chemistry)

CIC (Chairman) NGC REMCO SSEC



Kathy Harper (61)
Independent non-Executive Director
(Appointed: 2020)
American

BSc (Industrial Management) MBA
Certificate in cybersecurity oversight (National Association of Corporate Directors)

AC CIC



Vuyo Kahla (54)
Executive Director
(Appointed: 2019)
South African

BA, LLB

CIC SSEC



Trix Kennealy (66)
Independent non-Executive Director
(Appointed: 2017)
South African

BCom (Hons) (Accountancy)

AC (Chairman) CIC NGC



Nomgando Matyumza (61)
Independent non-Executive Director
(Appointed: 2014)
South African

BCom, BCompt (Hons), CA(SA)
LLB

Retiring on 8 September 2024.

AC REMCO



Mpho Nkeli (60)
Independent non-Executive Director
(Appointed: 2017)
South African

BSc (Environmental Science)
MBA

Retiring on 31 August 2024.

REMCO (Chairman) NGC SSEC



Hanré Rossouw (49)
Executive Director and Chief Financial Officer
(Appointed: 2022)
South African

BEng (Chemical) BCom (Hons)
MBA

Resigned as Executive Director and Chief Financial Officer effective 31 August 2024.

CIC



Stanley Subramoney (65)
Independent non-Executive Director
(Appointed: 2021)
South African

BCompt (Hons) (Accounting Science), CA(SA)

AC REMCO

COMMITTEES

- ● Denotes Chairman of Committee
- AC Audit Committee member
- CIC Capital Investment Committee member
- NGC Nomination and Governance Committee member
- REMCO Remuneration Committee member
- SSEC Safety, Social and Ethics Committee member

www
The roles and functions of the Chairman, Lead Independent Director and President and CEO are described in the Board Charter available on our website at www.sasol.com

Mr David Eyton will join the Board as independent non-Executive Director on 1 September 2024. Mr Walt Bruns will join the Board as Executive Director and Chief Financial Officer on 1 September 2024.

GOVERNANCE continued

GROUP GOVERNANCE continued

Diversity of our Board as at 30 June 2024

The Board's diversity and skills ensure that Sasol is guided to deliver a sustainable organisation. Directors are chosen for their corporate leadership skills, experience and expertise. A combination of different business, geographic and academic backgrounds as well as diversity in age, gender and race allow for robust debate and more considered decision-making, supporting the sustainable growth of the business.

It is the Board's policy that broader diversity at Board level will be promoted, all facets of diversity will be considered in determining the optimal composition of the Board and, where possible, be balanced appropriately. All Board appointments are made on merit, having due regard for the benefits of diversity which the Board as a whole requires to be effective.

Women (%)



40% Target
50% Achieved

Historically disadvantaged individuals (%)

% of South African Directors



50% Target
66% Achieved

- AC Audit Committee
- CIC Capital Investment Committee
- NGC Nomination and Governance Committee
- REMCO Remuneration Committee
- SSEC Safety, Social and Ethics Committee

Age (years)



7 61 – 70 years
3 51 – 60 years
2 40 – 50 years

Tenure



4 0 – 3 years
7 4 – 8 years
1 9+ years

Independence



9 non-Executive Directors
3 Executive Directors

Our Board has the following skills and experience (% of Directors)


AC
CIC
NGC
REMCO
SSEC
Social, SHE and sustainability 42
Engineering 42
Chemicals 33
Oil, gas and upstream business 17
Capital projects 67
Sales and manufacturing 17
Finance 42
Digital, including cybersecurity 8
Mergers and acquisitions 58
Public policy and regulatory 42
Legal and compliance 42
Human resources and remuneration 50
Strategy and risk management 92
Global experience 75

Diverse skills and experience within each Board Committee ensures more robust strategic planning and is essential for the Board to effectively guide the Company towards success.

Succession of our Board

Considerable focus was given to succession this year. Leadership capability development, to ensure Sasol has the right leaders in place now and in the future, is crucial. The Board consciously embarked on a process to reduce its size and refresh its skills and competence in a systematic manner to ensure it will effectively lead Future Sasol. Factors taken into consideration include continuity, Sasol's global presence, aspirations and strategic objectives, the complexity of its operations and the most significant challenges it is likely to face over the short and long term. Some of these plans were, however, overtaken by certain events during the year, among others, the resignation of Mr Sipho Nkosi and Mr Andreas Schierenbeck. Sasol also announced that Mr Hanré Rossouw will step down as Executive Director and Chief Financial Officer on 31 August 2024 to pursue a new career opportunity. Ms Nomando Matyumza will retire as non-Executive Director on 8 September 2024 when she reaches the tenth anniversary of her appointment to the Sasol Board.

As part of the succession strategy, Mr Simon Baloyi was appointed to succeed Mr Fleetwood Grobler as Executive Director and President and Chief Executive Officer from 1 April 2024. Mr Tim Cumming, who has extensive experience in remuneration matters, the mining and financial services sectors, was appointed as Independent non-Executive Director from 1 June 2024. He will succeed Ms Mpho Nkeli, who will retire on 31 August 2024 as non-Executive Director and Chairman of the Remuneration Committee.

Mr David Eyton will also join the Board as Independent, non-Executive Director from 1 September 2024. His extensive experience in the oil and gas sector and background in the energy transition and digital technologies will be valuable to Sasol as we progress our transition.

Mr Walt Bruns will replace Mr Hanré Rossouw as Executive Director and Chief Financial Officer on 1 September 2024.

www Refer to Sasol's Form 20-F for the skills and experience of each Director available on our website at www.sasol.com

GOVERNANCE continued

GROUP GOVERNANCE continued

The Board and its Committees

The Board Charter and terms of reference of the Board Committees are reviewed as and when required but at least every second year to ensure they remain relevant and aligned with the Companies Act and other relevant regulatory requirements, King IV™ and governance best practices.

The Board uses its meetings to discharge its governance and regulatory responsibilities. Its work plan and those of its Committees outline the matters which should be dealt with at meetings and are aligned with the responsibilities and requirements set out in the Board Charter and the terms of reference of its Committees. Matters considered include strategy, operational and financial performance, risk and opportunity, environment, social and governance (ESG) and compliance, and other material matters to be decided.

The Board directly assumes responsibility for the governance of risk. To support the Board in ensuring effective risk management oversight, not only one Committee, but all Board Committees are responsible for ensuring the effective monitoring of risks within the ambit of each Committee's scope. In monitoring and providing oversight on Sasol's risk, each Committee will consider potential opportunities as appropriate.

For more detail refer to Our Risk Management, refer to page ◆◆.

For the reporting period, the Board held eight meetings, two strategy meetings and five additional special meetings.

MEETINGS AND ATTENDANCE

	MEETINGS	ATTENDANCE
FY24	15	96%

* Due to prior commitments, Messrs Manuel Cuambe, Andreas Schierenbeck and Vuyo Kahla could not attend some of the meetings. Ms Dube could also not attend the meeting on 23 February 2024 due to a family bereavement. Dr Martina Flöel could not attend a meeting due to a delayed flight.

The Company Secretary

The effective functioning of the Board is facilitated and supported by the Company Secretary. The Company Secretary is not a Director of Sasol Limited and provides a central source of guidance and support on matters of good governance and changes in legislation while maintaining an arm's length relationship with the Board and Directors. Ms Michelle du Toit was the Company Secretary until her retirement on 30 June 2024.

Ms Helaine Joubert was appointed as acting Company Secretary upon the retirement of Ms du Toit. The Board is satisified that she is competent and has the appropriate qualitications and experience to serve as acting Company Secretary.

Effectiveness of our Board

Newly appointed Directors are apprised of Sasol's business and their duties and responsibilities as Directors. Directors are also given the opportunity to visit Sasol's plants and operations. The development of industry and Group knowledge is a continuous process, and Directors are briefed on legal developments and changes in the risk and general business environment on an ongoing basis. The Board, its Committees and Directors are entitled to seek independent professional advice concerning the Company's affairs and to gain access to any information they may require in discharging their duties as Directors.

The Board formally evaluates its performance and effectiveness, and that of its Committees, Directors and the Chairman, every second year. A formal evaluation was conducted in 2023. The Board concluded that it is effective, and the Directors are satisfied that the evaluation process is contributing to the improvement of the Board's performance and effectiveness. The Board will continue to further evolve its role of overseeing the effective execution of strategy and ensuring that the strategy translates into adding value to shareholders and building a sustainable business. Enhancing data based strategic decision-making and the independent, diverse perspective provided by Directors to add value to management's thinking is crucial to ensure resilience.



GOVERNANCE continued

GROUP GOVERNANCE continued

Our Board Committees

The Committees established by the Board play an important role in enhancing standards of governance and effectiveness within the Group.

AC Audit Committee

CHAIRMAN: **GMB Kennealy**

MEMBERS		MEETINGS	ATTENDANCE
MBN Dube* KC Harper	NNA Matyumza** S Subramoney	5	100%

* appointed as member on 11 August 2023
** to retire as member on 8 September 2024

Mandate

To oversee:

- The quality and integrity of Sasol's integrated and financial reporting.
- The qualification, independence and effectiveness of the internal and external audit functions.
- Compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements.
- Financial market risk management and hedging matters.
- The strategic direction of digital and Information Management (IM) development in a manner that supports the Group in achieving its strategic objectives and ensuring the optimal return on digital and IM investment.
- That the control environment of information and technology is appropriately managed and that any risks posed by pursuing or not advancing certain digital strategies are addressed.

Key matters dealt with in 2024 and focus areas for 2025

- Financial performance, specifically considering the impact of market volatility, geopolitical uncertainty and disruption resulting in impairments and fair value adjustments.
- Balance sheet and liquidity management. It is key to drive resilience and cash flow improvement, and essential that capital allocation principles prioritise and strengthen our balance sheet.
- Financial management, key audit matters and significant areas of judgement. The Committee will continue to ensure financial systems, processes and controls operate effectively and respond to changes in the operating and regulatory environment.
- Ensuring the integrity and effectiveness of reporting.
- Successfully managed the mandatory audit firm rotation. KPMG was appointed as the external auditor with effect from 1 July 2023.
- Ensuring effective combined assurance, internal control and risk management and dealing with material weaknesses that are reported.
- Overseeing the further development of Sasol's digital strategies and technology solutions and monitoring cybersecurity and information and operating technology issues.
- Assessing risks on matters such as going concern, impairments of assets and fair values.

www For more detail, refer to the Report of the Audit Committee in our Annual Financial Statements available on our website www.sasol.com

CIC Capital Investment Committee

CHAIRMAN: **M Flöel***

MEMBERS		MEETINGS	ATTENDANCE
S Baloyi** MJ Cuambe TJ Cumming# MBN Dube	VD Kahla GMB Kennealy HA Rossouw*** KC Harper##	7	100%

* appointed as Chairman of the Committee on 16 November 2023
** appointed as member from 1 April 2024, replacing Mr Fleetwood Grobler who retired on 31 March 2024
*** will resign as member on 31 August 2024
\# appointed as member from 1 June 2024
\## appointed as member on 11 August 2023

Mandate

- To evaluate mergers, acquisitions, investments, divestments and disposals prior to approval by the Board.
- To monitor these mergers, acquisitions and Board-approved investments, divestments and disposals, as well as the Company's capital allocation and asset review programmes.
- To monitor Sasol's innovation and technology developments, ensuring these developments support the medium- to long-term strategic direction of the Company.

Key matters dealt with in 2024 and focus areas for 2025

- Overseeing investments and divestments and ensuring prioritisation of investments that best support the sustainability of the organisation.
- Monitoring progress of Mozambique projects and strategic approaches to developing large-scale natural gas import opportunities for South Africa.
- Monitoring the Group's capital performance and guiding on prioritised capital expenditure.
- Intensifying the discussion on Sasol's innovation and technology developments to ensure alignment with the Company's medium- to long-term strategic direction.
- Providing direction and assurance on strategic considerations and risks in respect of potential investments, divestments, mergers and acquisitions.

NGC Nomination and Governance Committee

LEAD INDEPENDENT DIRECTOR: **MBN Dube**

MEMBERS	MEETINGS	ATTENDANCE^
M Flöel* GMB Kennealy MEK Nkeli	12	91%

* appointed as member from 16 November 2023
^ due to prior commitments Mr Nkosi, Ms Nkeli, Ms Dube and Ms Kennealy could not attend certain of the additional special meetings

Mandate

- To ensure effective corporate governance.
- To assist with the composition of the Board and its Committees, succession planning and the appointment of Directors.
- To manage the performance of the Board, its Committees and the Directors.
- To monitor compliance and provide reasonable assurance regarding the quality, integrity and reliability of compliance risk management.
- To assist with ensuring that shareholders' needs, interests and expectations are understood and taken into account.
- To monitor the vulnerability of the Company to takeovers and ensuring that adequate systems are in place to respond to takeover advances.

Key matters dealt with in 2024 and focus areas for 2025

- Significant time was spent on succession planning, ensuring the right skills and competence are available to effectively lead Future Sasol.
- Reviewing the composition of the Board and its Committees and managing potential conflicts of interests.
- Ensuring general corporate governance mechanisms and the framework are appropriate and effective in view of developments in the Group and its business environment.
- Ensuring optimal performance by the Board, its Committees and the Directors and addressing areas identified for improvement during the evaluation process.
- Ensuring that our shareholders' needs, interests and expectations are understood and taken into account in the Group's strategy and balanced with other stakeholder needs and interests while also maintaining regular and transparent communication and disclosure.
- Ensuring effective risk management oversight, specifically in relation to material risks within the ambit of the Committee's responsibilities.

GOVERNANCE continued

GROUP GOVERNANCE continued

Our Board Committees as at 30 June 2024 continued

Remuneration Committee

CHAIRMAN: **MEK Nkeli***

MEMBERS	MEETINGS	ATTENDANCE
MJ Cuambe, TJ Cumming**, M Flöel, NNA Matyumza***, S Subramoney	4	100%

* to retire as non-Executive Director and Chairman of the Remuneration Committee on 31 August 2024

** appointed as member of this Committee on 1 June 2024 and will take over as Chairman of the Remuneration Committee on 1 September 2024

*** to retire as member on 8 September 2024

Mandate

- To ensure the Group remunerates its employees fairly, responsibly and transparently by, *inter alia*, implementing affordable, competitive and fair reward practices so as to promote the achievement of strategic objectives and positive outcomes in the short, medium, and long term.
- To monitor and ensure remuneration related governance is maintained and to provide a channel of communication between the Board and management on remuneration matters.

Key matters dealt with in 2024 and focus areas for 2025

- Ensuring effective reward practices and governance throughout the execution of the Remuneration Policy.
- Continuing to engage with shareholders on the Group's key focus areas in our Remuneration Policy and Implementation Report and ensuring the appropriateness of our reward practices.
- Reviewing short-term and long-term incentive plan targets and design principles to ensure ongoing relevance and alignment with our strategic direction.
- Comprehensive review of the long-term incentive plan rules as well as the introduction of the post termination service shareholding requirements for members of the Group Executive Committee, including Executive Directors.
- Reviewing the status of healthcare and retirement plans in the Group.
- Reviewing people retention risks.

For more detail refer to the Remuneration Report on page ◀◀.

Safety, Social and Ethics Committee

CHAIRMAN: **MBN Dube**

MEMBERS	MEETINGS	ATTENDANCE
S Baloyi*, MJ Cuambe, TJ Cumming**, M Flöel, VD Kahla, MEK Nkeli	5	100%

* appointed as member from 1 April 2024, replacing Mr Fleetwood Grobler who retired on 31 March 2024

** appointed as member of the Committee on 1 June 2024

Mandate

- To perform the role of a Social and Ethics Committee as required in terms of the Companies Act.
- To ensure that the manner in which Sasol governs social and ethics performance promotes an ethical culture and that Sasol conducts itself as a responsible corporate citizen.
- To monitor the Group's policies and standing in relation to ethical and optimal labour and employment practices and care for our people.
- To monitor Sasol's strategies, policies, performance and the progressive implementation of its sustainability, safety, health and environment (SHE), social and ethics practices.
- To provide strategic oversight of matters relating to people within the organisation, with the main objective of creating a globally competitive workforce and to ensure employees work towards accomplishing the strategic objectives of the Company.

Key matters dealt with in 2024 and focus areas for 2025

- Ensuring processes are in place to promote an ethical culture which encourages safety.
- Humanising safety and ensuring the safety of our employees, suppliers, customers and communities – the Committee continues to closely monitor the implementation of the safety remediation programme and the processes being put in place to avoid the occurrence of high-severity incidents.
- Monitoring the Group's activities relating to good corporate citizenship and ensuring the protection of human rights.
- Ensuring Sasol's sustainability, specifically focusing on climate change, our air and water compliance obligations and Sasol's impact on the environment, including ensuring sustainable water and biodiversity management, and the implementation of initiatives to reduce plastic pollution.
- Continuing with ensuring our stakeholder relationships are strengthened to ensure, among others, economic transformation, localisation and a just transition.
- Providing oversight on matters relating to substantive sustainability risks and liabilities and monitoring key responses and developments.


SASOL

The CEO is not a member of the Audit Committee, Remuneration Committee nor the Nomination and Governance Committee but attends meetings by invitation. He is requested to leave the meeting, where appropriate, before any decisions are made that relate to him personally

NGC AC CIC SSEC — Mr Stephen Westwell resigned as member of these Committees upon his appointment as interim Chairman of the Board on 11 November 2023

CIC REMCO SSEC — Mr David Eyton will join these Committees as a member on 1 September 2024

For more detail refer to the Report of the Chairman of the Safety, Social and Ethics Committee and other sustainability matters on page ◀◀.

GOVERNANCE continued

HUMAN RIGHTS

OUR COMMITMENT

We are committed to uphold and respect human rights by ensuring integration of its principles into our business practices. In determining our salient issues, we use the guidance of the United Nations Guiding Principles (UNGPs) on Business and Human Rights (BHR).

OUR GROUP APPROACH

The UNGPs define salient issues as 'the human rights that are most at risk of the most severe negative impacts through a company's activities or business relationships'. We have used this as guidance to identify our own. The Executive Vice President: Commercial and Legal and Sasol's Vice President for Compliance, Ethics and Governance Laws are responsible for implementing the Sasol human rights programme, assisted by an internal Human Rights team. This is overseen by the Safety, Social and Ethics Committee (SSEC), a delegated Committee of the Sasol Limited Board of Directors (the Board), responsible for among others the implementation of Sasol's BHR framework and overall approach to human rights. The Board has the ultimate responsibility for overseeing Sasol's commitment to respect human rights in line with Sasol's policies.

OUR COMMITMENT

- Respecting diversity;
- Safe and healthy working environment;
- Supply chain related risks including modern slavery;
- Respecting the rights of local communities; and
- Managing Sasol's environmental 'footprint'.

Our BHR framework consists of three phases:

PHASES

1. The development of a systematic approach to identify, prevent, mitigate and account for human rights impact in line with the expectations of UNGP 17;
2. A human rights focused self-assessment process led by individual Sasol business units, to identify risks in relation to the five salient human rights risks areas; and
3. The implementation of systematic risk mitigation procedures.

The responsibility for implementing Sasol's human rights programme, the related procedures, and embedding relevant actions in the business resides with the leadership of the various Operating Model Entity(ies) (OME(s)). In Germany, a Human Rights Officer has been appointed as the responsible person for monitoring the human rights programme according to the German Supply Chain Act implemented risk management system. It is the responsibility of every employee to know and understand the human rights obligations and/or requirements set out in our Human Rights Policy and remain vigilant to ensure third party's compliance with this policy.

Our approach to BHR is aligned with international standards, guidelines such as the UNGPs and the United Nations Global Compact and national laws and regulations in the jurisdictions in which we operate. Our BHR policies and procedures encompass our own operations, supply chain, joint ventures and other business partners.

PERFORMANCE

Embedding of our risk management approach

We continue with our internal implementation of initiatives to embed the BHR framework, which is continuously assessed taking into account the rapidly evolving regulatory landscape. This includes the application of the German Supply Chain Due Diligence Act to our operations in Germany and the impact of European Union Council of the Corporate Sustainability Due Diligence Directive. The German Supply Chain Due Diligence Act requires certain companies to conduct human rights due diligence extending to their supply chains.

During the course of FY24, our BHR Critical Control Framework (CCF) was approved and implemented across Sasol. The CCF is part of the BHR risk management programme and sets out minimum Sasol Group controls which are applicable to OMEs to mitigate and minimise the risk of non-compliance with the regulatory requirements or themes. We maintain a risk-based BHR Due Diligence Screening process for suppliers.

This process continuously assists in the identification of suppliers' salient human rights risks, facilitate engagement with Sasol on human rights related issues, so that their key risks or challenges are mitigated appropriately. They must also demonstrate the steps they have taken to effectively mitigate any identified human rights risks, set out measures in place to proactively identify and help us assess potential human rights impacts within our own business operations, supply chain and business relationships.

www For further information on our BHR due diligence processes, please see www.sasol.com/sustainability/human-due>

In embedding our BHR approach and to address identified areas of improvements highlighted by due diligence processes including self-assessments, we are in the process of reviewing and updating our Human Rights Policy. It will not only capture our BHR commitments, but also sets out our:

- related governance and management structures;
- grievance mechanisms; and
- identified salient human rights impacts in line with the UNGP on Business and Human Rights.

PERFORMANCE continued

Awareness and training

Employee training and engagement is one of the identified critical control measures in the Sasol BHR CCF. During the course of FY24, Sasol revised the frequency of its internal employee BHR training from annual to biennial. The next training cycle to be undertaken by theidentified target audience during the course of FY25, focuses on why forced labour and human trafficking should matter to all of us. It wil identify red flags and address it wherever possible, as well as how companies undertake a due diligence to prevent forced labour in their supply chain.

The target for BHR training includes, but is not limited to, employees:

- at senior and mid-management throughout Sasol;
- at optimisation levels in operations or functions;
- in procurement, sales and marketing;
- those who engage with external parties such as regulators, customers, suppliers and competitors; and
- who are involved in the approval and execution of Sasol sponsorship and Corporate Social Investment initiatives.

In addition to the biennial training, we also offer BHR introductory training to our new employees as part of the induction programme. This introduces new colleagues to Sasol's human rights commitments, policies and procedures.

Training on human rights is also extended to registered vendors in South Africa and Mozambique, as part of the supply chain awareness programme. This covers the requirements of the Supplier Code of Conduct, Sasol Human Rights Policy and the Sasol Anti-Bribery and Corruption Policy. As at 30 June 2024, the total number of vendors trained for the FY24 is recorded as 4 331, a 22% increase from the previous year.

As part of our continued communication on BHR, our Chief Executive Officer:

- prepares a Human Rights Message on the South African Human Rights Day celebrated on 21 March each year, which is communicated and socialised across Sasol via standard corporate communication channels including wallpaper messaging; and
- annually circulates the Slavery and Human Trafficking Statement.

Publication of annual slavery and human trafficking statements

We continue, in compliance with Section 54 of the United Kingdom Modern Slavery Act, 2015 and in compliance with the California Transparency in Supply Chain Act of 2010 (Transparency in Supply Chain Act), to respectively publish statements describing measures we have taken to ensure the eradication of human trafficking from our business and supply chains. For more information on our UK Annual Slavery and Human Trafficking Statement, refer to:

www The statement of compliance issued by Sasol North America in compliance with the Transparency in Supply Act. https://www.sasol.com/suppliers/north-america/become-supplier



GOVERNANCE continued

ETHICS

OUR COMMITMENT

We are committed to high ethical standards and combating corruption throughout our sphere of influence. This is an important part of our drive to deliver social value through our core activities.

OUR GROUP APPROACH

Sasol's ethics strategy is principles based and anchored in the Company's shared values, especially the value of accountability.

The Sasol ethics programme has two main focus areas:

- One being proactive – to advance and promote an ethical culture across the Sasol Group.
- The other being reactive – which ensures that all reports of potential transgressions are appropriately received, investigated, and resolved.

The success and longevity of the Sasol ethics programme relies on the correct tone at the top of the organisation, which includes a visible demonstration of leadership's belief in, and commitment to, an ethical organisation.

PERFORMANCE

Holding a strong ethical culture

Sasol conducted an externally run Ethics Opportunity and Risk Assessment, to improve the management of ethics within Sasol. This comprehensive assessment has identified opportunities to improve our ethics management program and included an Ethics Management Maturity Assessment. The Ethics Management Assessment scored Sasol's ethics program at 83% which confirms "good compliance with minor improvements that can still be made."

Anti-corruption, anti-bribery and competition (anti-trust) law

We provide annual training on compliance and ethics. Our guidelines, standards and procedures are updated regularly in line with changes in the law.

Sasol rolled out three separate compliance training modules in FY24. The compliance training included competition law, anti-bribery and sanctions. This training is provided to employees identified as posing a higher risk of being exposed to compliance risks. The process targets employees on role category execution and above.

Whistleblower policy

Sasol promotes a culture in which all stakeholders and employees are encouraged to speak up and report unethical, illegal, or undesirable conduct involving Sasol and those implicated, without fear of retaliation and reprisal. Sasol has zero tolerance for any victimisation or retaliation against any whistleblower who in good faith makes a report or against any witnesses who supports an ethics investigation.

www https://www.sasol.com/sustainability/ethics/sasol-ethics

24-hour EthicsLine

The Sasol EthicsLines are confidential and independent systems which ensure the anonymity of callers. Separate systems are operated for callers from South Africa, Mozambique and US, vs callers from China and Europe to ensure that the local whistleblower laws and data privacy laws are adhered to.

The Sasol EthicsLine is available globally 24 hours a day/seven days a week via the phone, the web and email. It is also available in multiple languages.

In FY24, we received 623 calls on our EthicsLine, some of which had multiple allegations, around 39% more than in FY23.

623 reported to the Sasol Global Helpline

116 confirmed breaches of the Code of Conduct

1 employee dismissed

GOVERNANCE continued

ETHICS continued

PERFORMANCE continued

Out of the 116 substantiated allegations, 45 are still undergoing disciplinary actions and awaiting final sanctions. The other substantiated investigations resulted in various management actions.

Ethical misconduct substantiated allegations


40
35
30
25
20
15
10
5
0
Unfairness
Dishonesty
Disrespect
Irresponsibility
FY24
FY23

Ethics training and awareness

Sasol employees receive ethics training and awareness on an annual basis to foster a resilient ethical culture, where ethical behaviour is the norm and is reflected in everything that we do and in every business decision.

To increase the discourse on ethics, our CEO includes ethics messages in his Townhall addresses to employees.

Compliance training 99% employees who fall within the target audience, completed the anti-bribery and competition law training.

Annual compliance confirmation was received for more than 6 578 employees (from Executive level to CEO and President level). In this process targeted employees acknowledged that they understand and will comply with, *inter alia*, Sasol anti-bribery policies, competition law policies, Code of Conduct and the Human Rights Policy. Confirming that they have also addressed any potential conflicts of interest.

Managing conflicts of interest and gifts, entertainment and hospitality

We manage and monitor conflicts of interest in accordance with the Sasol Conflicts of Interest Policy and the Process Guidelines and relevant regulations.

1 260 employees elected to complete the conflict-of-interest training.

By managing gifts, entertainment and hospitality, we work to reduce possible fraud or corruption by our employees, and stakeholders and ensure adherence to the South Africa Prevention and Combating of Corrupt Activities Act, 12 of 2004 and Foreign Corruption Practices Act.

1 544 employees elected to complete the managing gifts, entertainment and hospitality computer-based training.

Promotion of Access to Information Act

Sasol received a joint information request in terms of the South African Promotion of Access to Information Act (PAIA), 2 of 2000, from Just Share and AmaBhungane Centre for Investigative Journalism on 10 August 2023. The remit of the request entailed certain records of engagements between Sasol and specific government departments regarding South Africa's policy and regulatory approach to climate change mitigation and adaptation, South Africa's energy mix, the just transition to a low-carbon economy, any associated infrastructure and resource exploration activities, and the implementation of air quality laws. Sasol disclosed the relevant documents for the period January 2021 to September 2023.

Sasol further received several third-party consent requests, from the Department of Forestry, Fisheries and the Environment (DFFE), in terms of PAIA, for the disclosure of information related to Sasol's greenhouse gas reporting and Pollution Prevention Plan submissions submitted to the DFFE in accordance with the National Greenhouse Gas Emissions Reporting Regulations and the National Pollution Prevention Plan Regulations. Sasol agreed to the disclosure of the information, subject to the redaction of certain proprietary and commercially sensitive information aligned with the provisions of PAIA.

OUTCOMES

NATURE OF TRAINING	NUMBER OF PEOPLE	
	FY24	FY23
Sasol Code of Conduct	1 208	1 326
Exploring Ethics and Economic Crime	207	313
New Employees Orientation programme – Ethics training	850	2 068
Global Anti-bribery Compliance Challenges	7 148	6 788
Conflicts of interest	1 260	2 354
Gifts, entertainment and hospitality	1 544	2 118
Economic Sanctions	7 028	6 805
Competition (Anti-Trust) Law	6 696	6 619
Data Privacy in Practice	5 079	1 810
Ethics Officers training	2	4
Ethics Coordinators training	1	1
Ethics Investigators training	21	5

For more information refer to our Ethics programme on page .

GOVERNANCE continued

INFORMATION MANAGEMENT AND CYBERSECURITY

OUR COMMITMENT

We are committed to ensuring a secure information management and cybersecurity environment by taking the necessary steps to address and minimise any associated risks.

Information Management (IM) looks to direct the effective and efficient use of IT solutions and services in enabling the organisation to achieve its goals and strategic objectives, by establishing appropriate decision bodies and governance artefacts like policies and processes.

IM Governance forms a subset of Sasol Corporate Governance with a groupwide risk management process that is aligned to international standards and best practice. Cybersecurity is noted as a Top Risk for Sasol (additional information is available in the Risk Section on page ●●) and oversight lies with the Audit Committee. The IM structure is approved by the Group Executive Committee of the organisation and renders a service to all subsidiaries of Sasol including Corporate Office. Regional specific legal and regulatory requirements are taken into consideration when delivering IM services and solutions.

EVP COMMERCIAL AND LEGAL
Chief Information Officer

❯

GEC
EVP Commercial and Legal (a member of the Board)

❯

BOARD
Audit Committee

PERFORMANCE

In FY24, focus has been on Continuously Improving our Customer Experience, Growing IM Talent and Digital Enablement, progressing our Cloud Journey, improving Data quality, enabling strategic Business and Digitalisation initiatives, exploring the value cases for AI and Generative AI for Sasol, optimising our spend on Outsourced services, Mobility applications for Retail Fuels business and ensuring the continued focus on Cybersecurity to secure the organisation.

Although we are operating in a financially constraint environment that is challenging our ability to deliver on the IM strategic objectives of operational efficiency, operations management and protecting the organisation through cybersecurity; the organisation has sufficient protection in place and has not experienced any major cybersecurity incidents that had a material impact on our business strategy, operations and financial reporting. Training is offered on the use of IM systems and tools.

IM's focus for our supply chain is ensuring the confidentiality, integrity and availability of data; document retention requirements; data privacy; information classification and security.

Moving our datacentres from on-premise to Cloud is part of our commitment to sustainability. IM makes use of a service provider for disposal of its e-waste according to environmentally friendly ISO14000 standards and supports Sustainable Computing.



GOVERNANCE continued

NON-FINANCIAL DATA (NFD) MANAGEMENT AND GOVERNANCE

OUR COMMITMENT

Our commitment to meeting the needs of our stakeholders for reliable, complete and accurate data, remains paramount. Our Non-financial Data (NFD) includes aspects related to Safety, Health and Environment (SHE) as well as Sustainability Data (SD). We employ a combined assurance model to our NFD.

OUR GROUP APPROACH

The Sasol Group Procedure for NFD Reporting sets out a clear reporting processes together with the relevant key performance indicators, ensuring completeness and accuracy. This is supported by timeous collection of NFD that enables both efficient internal and external reporting. Additional detailed reviews have been undertaken to ensure our readiness to adopt and support the new reporting requirements. By leveraging our current data management platform, the SAP Sustainability Performance Management (SuPM) module, we are able to solicit key NFD at an Operating Model Entity (OME) level. SuPM provides us with the capability to meet the data governance requirements set out in our Group Procedure and ensures data is efficiently reviewed and approved at the appropriate levels.



In employing the combined assurance model, we believe that the robust external assurance process provides enhanced confidence in the quality, reliability and accuracy of our NFD. This year, a new third-party auditor (KPMG) was introduced to provide assurance on both our financial and NFD. Given the forthcoming new NFD reporting standards for the International Sustainability Standards Board, the Corporate Sustainability Reporting Directive and the United States Securities and Exchange Commission, harmonisation between Sasol's financial and NFD reporting processes are of paramount importance.

PERFORMANCE

Continuous improvement of our non-financial data reporting processes

The New Reporting Requirements (NRR) working group has been established to ensure seamless integration of new and upcoming reporting requirements. It also coordinates and integrate the deliverables related to the respective working streams. In addition, the NFD reporting process is supported by Sasol's Procedure for the Measurement, Reporting and Verification of greenhouse gases.

The journey to evolve our operating model by streamlining and reorganising to strengthen our One Sasol identity makes it necessary to reconfigure our SAP SuPM system to reflect these organisational changes. This reconfiguration will be conducted in phases as levels of the new streamlined model are communicated in the upcoming months.

In addition, Sasol is currently investigating replacement options for our existing reporting SAP SuPM platform. This has been a key stream of the NRR working group, where the scope and system requirements have been reviewed and approved. The enhancement of the reporting platform will allow efficiencies in the collection, analysis and presentation of NFD in line with industry best practice and the new reporting requirements. It remains our imperative to ensure that we are able to efficiently provide decision-useful information to our stakeholders.